SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2.

(Amendment No. 3)*

NovaBay Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66987P102

(CUSIP Number)

December 2, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

___________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P102	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS China Pioneer Pharma Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 108,156
	6.	SHARED VOTING POWER 7,005,656
	7.	SOLE DISPOSITIVE POWER 108,156
	8.	SHARED DISPOSITIVE POWER 7,005,656

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,113,812
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.67% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 45,396,547 shares of common stock outstanding as of December 2, 2013.

CUSIP No. 66987P102	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Pioneer Pharma (Hong Kong) Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,005,656
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,005,656

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,005,656
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.43% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 45,396,547 shares of common stock outstanding as of December 2, 2013.

CUSIP No. 66987P102	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Pioneer Pharma (Singapore) Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,005,656
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,005,656

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,005,656
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.43% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 45,396,547 shares of common stock outstanding as of December 2, 2013.

CUSIP No. 66987P102	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer: NovaBay Pharmaceuticals, Inc. (the "Company")

(b)	Address of Issuer's Principal Executive Offices: 5980 Horton Street, Suite 550 Emeryville, California 94608

Item 2.

(a)	Names of Persons Filing:

China Pioneer Pharma Holdings Limited Pioneer Pharma (Hong Kong) Company Limited Pioneer Pharma (Singapore) Pte. Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

China Pioneer Pharma Holdings Limited

190 Elgin Avenue, George Town,

Grand Cayman, Cayman Islands KY1-9005

Pioneer Pharma (Hong Kong) Company Limited

Flat 2605, 26/F Trendy Centre

682 Castle Peak Road

Lai Chi Kok, Kowloon, Hong Kong

Pioneer Pharma (Singapore) Pte. Ltd.

33A Chander Road, Singapore 219539

(c)	Citizenship or Place of Organization:

China Pioneer Pharma Holdings Limited is a public company organized in the Cayman Islands.

Pioneer Pharma (Hong Kong) Company Limited is a private company organized in Hong Kong.

Pioneer Pharma (Singapore) Pte. Ltd. is a private company organized in Singapore.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 66987P102

Item 3.	If This Statement is Filed Pursuant to § § 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 66987P102	13G	Page 6 of 9 Pages

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

China Pioneer Pharma Holdings Limited	7,113,812
Pioneer Pharma (Hong Kong) Company Limited	7,005,656
Pioneer Pharma (Singapore) Pte. Ltd.	7,005,656

(b)       Percent of class:

China Pioneer Pharma Holdings Limited	15.67%
Pioneer Pharma (Hong Kong) Company Limited	15.43%
Pioneer Pharma (Singapore) Pte. Ltd.	15.43%

(c)       Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

China Pioneer Pharma Holdings Limited	108,156
Pioneer Pharma (Hong Kong) Company Limited	0
Pioneer Pharma (Singapore) Pte. Ltd.	0

(ii)  Shared power to vote or to direct the vote:

China Pioneer Pharma Holdings Limited	7,113,812
Pioneer Pharma (Hong Kong) Company Limited	7,005,656
Pioneer Pharma (Singapore) Pte. Ltd.	7,005,656

(iii) Sole power to dispose or to direct the disposition of:

China Pioneer Pharma Holdings Limited	108,156
Pioneer Pharma (Hong Kong) Company Limited	0
Pioneer Pharma (Singapore) Pte. Ltd.	0

(iv)  Shared power to dispose or to direct the disposition of:

China Pioneer Pharma Holdings Limited	7,113,812
Pioneer Pharma (Hong Kong) Company Limited	7,005,656
Pioneer Pharma (Singapore) Pte. Ltd.	7,005,656

CUSIP No. 66987P102	13G	Page 7 of 9 Pages

The 7,113,812 shares of the Issuer’s common stock beneficially owned by China Pioneer Pharma Holdings Limited, Pioneer Pharma (Hong Kong) Company Limited, and Pioneer Pharma (Singapore) Pte. Ltd. consists of (i) 7,005,656 shares of the Issuer’s common stock held directly by Pioneer Pharma (Singapore) Pte. Ltd., and (ii) 108,156 shares of the Issuer’s common stock held directly by China Pioneer Pharma Holdings Limited. Pioneer Pharma (Singapore) Pte. Ltd. is a wholly owned subsidiary of Pioneer Pharma (Hong Kong) Company Limited, which is a wholly owned subsidiary of China Pioneer Pharma Holdings Limited.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Pioneer Pharma (Singapore) Pte. Ltd. is a wholly owned subsidiary of Pioneer Pharma (Hong Kong) Company Limited, which is a wholly owned subsidiary of China Pioneer Pharma Holdings Limited.

Item 8.   Identification and Classification of Members of the Group.

This filing is on behalf of China Pioneer Pharma Holdings Limited, Pioneer Pharma (Hong Kong) Company Limited, and Pioneer Pharma (Singapore) Pte. Ltd.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 66987P102	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2013
(Date)

China Pioneer Pharma Holdings Limited

By:	/s/ Xinzhou Li
Name:	Xinzhou Li (Paul Li)
Title:	CEO and Chairman

Pioneer Pharma (Hong Kong) Company Limited

By:	/s/ Xinzhou Li
Name:	Xinzhou Li (Paul Li)
Title:	Director

Pioneer Pharma (Singapore) Pte. Ltd.

By:	/s/ Xinzhou Li
Name:	Xinzhou Li (Paul Li)
Title:	President

CUSIP No. 66987P102	13G	Page 9 of 9 Pages

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)      Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 3, 2013

China Pioneer Pharma Holdings Limited

By:	/s/ Xinzhou Li
Name:	Xinzhou Li (Paul Li)
Title:	CEO and Chairman

Pioneer Pharma (Hong Kong) Company Limited

By:	/s/ Xinzhou Li
Name:	Xinzhou Li (Paul Li)
Title:	Director

Pioneer Pharma (Singapore) Pte. Ltd.

By:	/s/ Xinzhou Li
Name:	Xinzhou Li (Paul Li)
Title:	President